Exhibit 99.2

E-HOUSE (CHINA) HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: EJ)

Form of Proxy for Annual General Meeting
to be held on December 30, 2009
(or any adjourned or postponed meeting thereof)
Introduction
This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of E-House (China) Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at the main conference room on 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China on December 30, 2009 at 2 p.m. (local time), and at any adjourned or postponed meeting thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).
Only the holders of record of the Ordinary Shares at the close of business on November 30, 2009 (the “Record Date”) are entitled to notice of and to vote at the Meeting. The quorum of the AGM is shareholders holding no less than an aggregate of one-third of all voting share capital of the Company present in person or by proxy and entitled to vote on the resolution(s) to be considered at the AGM. This Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about November 30, 2009.
The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China or (ii) by voting in person at the AGM.
To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time appointed for the AGM.

E-HOUSE (CHINA) HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: EJ)

Form of Proxy for Annual General Meeting
to be held on December 30, 2009
(or any adjourned or postponed meeting thereof)
I/We ______________________________________________________________________________________ of _______________________________________________________________________________, being the registered holder of ____________________________ ordinary shares 1, par value US$0.001 per share, of E-House (China) Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting 2 or _________________________
_____________________________ of _____________________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at the main conference room on 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
The resolution as set out in the Notice of Annual General Meeting regarding the election and appointment of Gordon Jianjun Zang as a director of the Company, effective as of September 29, 2009.

Dated _______________, 2009	Signature(s) ____________________

[1]
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]
If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]
IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

[4]
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.